                                                   ---------------------------
                                                           OMB APPROVAL
                                                   ---------------------------
                                                   OMB NUMBER: 3235-0145
                                                   EXPIRES: DECEMBER 31, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE: 14.90
                                                   ---------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _______)

                            EDUCATIONAL MEDICAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   28149010-2
                                 --------------
                                 (CUSIP Number)

  Morris C. Brown, Esq., Greenberg, Traurig, 777 S. Flagler Dr., Suite 310-E.,
--------------------------------------------------------------------------------
                           West Palm Beach, FL 33401
--------------------------------------------------------------------------------
                            Telephone: 561-650-7900
                            -----------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   March 29, 1997
                                   --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), check the following box: [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities describe din Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP NO: 28139010-2                                           Page 2 of 4 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RICHARD O. WIKERT
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizen (Nebraska)
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                    7     SOLE VOTING POWER
NUMBER OF
SHARES                    514,370
                    ------------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      -0-
                    ------------------------------------------------------------
REPORTING           9     SOLE DISPOSITIVE POWER
PERSON
WITH                      514,370
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         514,370
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.96%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------





                     *SEE INSTRUCTION BEFORE FILING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Schedule 13D - Richard O. Wikert



ITEM 1:  SECURITY AND ISSUER:

         1(a)     Common Stock

         1(b)     Educational Medical, Inc. (the "Issuer")
                  1327 Northmeadow Parkway, Suite 132
                  Roswell, GA 30076

ITEM 2:  IDENTITY AND BACKGROUND:

         2(a)     Richard O. Wikert

         2(b)     1770 North Colson
                  Fremont, NE 68025

         2(c)     President, R&M Companies, P.O. Box 709, Fremont, NE 68025

         2(d)     None.

         2(e)     None.

         2(f)     United States citizen.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Common Stock of the Issuer was acquired as a result of the merger of Educational Management, Inc., a Nebraska corporation ("Management), into Nebraska Acquisition Corp., a Delaware corporation, ("Acquisition"). Acquisition is a wholly owned subsidiary of the Issuer and was the surviving corporation to the merger. Reporting Person was a partner and part owner in Management. Reporting Person's shares in Management were converted into the Issuer's Common Stock using an exchange ratio of 1.02857 shares of the Issuer's Common Stock for each share Reporting Person held in Management prior to the merger. Management was not, and Acquisition is not, a publicly traded entity.

ITEM 4:  PURPOSE OF TRANSACTION

         As stated in Item 3, Reporting Person acquired the Issuer's Common Stock as a result of the merger of his company, Management, into Acquisition, a wholly owned subsidiary of the Issuer. Reporting Person does not intend to acquire any additional securities of the Issuer at this time, nor are any sales, transfers or extraordinary corporate transactions contemplated. No plans to alter the present board of directors, charter, bylaws or corresponding instruments are contemplated and no material change in the Issuer's present capitalization or dividend policy will occur as a result of this acquisition. This acquisition will not result in any class of the Issuer's securities to be delisted or cease to be authorized to be quoted in any inter-dealer quotation system. This acquisition will not result in any class of Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act nor is any action similar to those listed above contemplated.

Schedule 13D - Richard O. Wikert


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         5(a) According to Issuer's most recent 10-Q, it had 6,627,744 shares of Common Stock outstanding as of February 10, 1997. An additional 761,263 shares were issued in connection with the merger described in Item 3, giving Issuer a total of 7,389,007 shares outstanding as of March 31, 1997. Reporting Person received 514,370 shares in the merger, giving him 6.96% of the Issuer's outstanding Common Stock as of March 31, 1997.

         5(b) Reporting Person has sole power to vote 514,370 shares. He has sole dispositive power over 514,370 shares, 64,190 of which are subject to the terms and conditions of that certain Escrow Agreement dated as of March 29, 1997 in connection with the merger.

         5(c) Other than the acquisition which is the subject of this report, no other transactions concerning Issuer's securities have been effected by Reporting Person within the last 60 days.

         5(d) No person other than Reporting Person is entitled to receive or direct the receipt of dividends from the subject securities.

         5(e) Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reporting Person and Issuer have entered into an arrangement whereby 12.48% (or 64,190 shares) of the Issuer's Common Stock now held by Reporting Person is subject to an escrow and may be returned to the Issuer upon the payment by the Issuer of certain potential identified liabilities. Reporting Person has agreed to retain an additional 6.24% (or 32,096 shares) of the Issuer's Common Stock which will be returned to Issuer upon payment of other identified potential liabilities. Should the liabilities not be found to exist, the shares will be released from escrow and returned to Reporting Person or released from such restrictions, as the case may be.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 1997.                   /s/ Richard O. Wikert
                                        -----------------------------------
                                        Richard O. Wikert, Reporting Person




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